Randstad North America
Legal Department
2015 South Park Place
Atlanta, Georgia 30339

randstad
work solutions™

04036055

August 4, 2004

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SECMAIL PROCESSING SECTION RECEIVED AUG 0 5 2004 WASH. D.C. 179

Re: Randstad Holding nv Rule 12g3-2(b)
File No.: 82-04956

SUPPL

Ladies and Gentlemen:

Randstad Holding nv has been granted an exemption by the Securities and Exchange Commission from the registration requirements of Section 12(g) of the Exchange Act. In furtherance of that exemption, I enclose an English language versions of all press releases filed with the Amsterdam since April 15, 2004, the date of Randstad Holding, nv's last filing with the SEC.

I trust this information is sufficient to maintain the Rule 12g3-2(b) exemption. If not, or if there are any questions or concerns, please contact me at (770) 937-7114.

Very truly yours,

Steven J. Whitehead

Steven J. Whitehead
General Counsel

PROCESSED
AUG 09 2004
THOMSON FINANCIAL

Enclosures

cc: James H. Reese (w/o enclosures)
Marianne Scholten (w/o enclosures)

dlw 8/9

770.937.7000 Tel
770.916.0791 Fax

www.us.randstad.com

For more information, please contact:
Sandra van Campen/Frans Cornelis

Phone: +31 20 569 5623

Diemen, May 5, 2004

randstad holding
press release

Randstad Q1 results 2004: net income € 15.4 million, market share gained in almost every geographic market

Financial highlights first quarter 2004

- Diluted earnings per ordinary share before amortization goodwill € 0.12 (Q1 2003: loss of € 0.04)
- Sustained market share gains in almost all markets
- Organic revenue growth of 5% year-over-year (Q4 2003: 2%)
- Operating expenses down by € 16.0 million to € 234.6 million
- Net income of € 15.4 million (Q1 2003: net loss of € 3.3 million)
- Net cash position of € 80.0 million (Q1 2003: net debt € 134.1 million)

"Randstad has had a very healthy first quarter. Through the dedication and focus of our people, we have again managed to grow our market share in just about every market where we are active. This includes a very good performance in some key regions such as Germany, Spain and North America. With new countries joining the EU, we are well positioned to benefit from the new opportunities this will yield. The economic environment may be uncertain, but the overall need for flexible work solutions will only become more important. Our unique concepts for our clients are clearly meeting this need. Profitable growth remains our first priority. We are busy executing the key elements of our growth plan: gaining market share in existing markets, entering new markets and launching new products. We expect that our growth program will continue to gather pace in the coming quarters", says Ben Noteboom, CEO Randstad Holding.

In millions of €	Q1 2004	Q1 2003
Revenue	**1,254.1**	1,217.4
Organic change	*5%*	*0%*
Operating expenses	**234.6**	250,6
Operating profit	**22.8**	-2.4
Net income	**15.4**	-3.3
In €		
Earnings per ordinary share before amortization goodwill	**0.12**	-0.04

Key strategic developments

- Progress has again been made in the preparation and implementation of our three-step growth approach: gaining market share in our existing markets, entering new markets, and launching new products.
- The conversion rate (EBITA on gross profit) is improving and substantial productivity gains are still possible within the existing branch network.
- In April, the first Randstad branch was opened in Warsaw, Poland. A small team is actively working on developing this new market for Randstad. We will offer mass-customized and in-house services as well as recruitment services. Hungary, the Czech Republic and Slovakia are also being studied for opportunities.
- Tried and tested specialty services will be launched in the second quarter of 2004. We will first consider the health care and the call center sector in selected countries. Furthermore, the market for transport services will be targeted and finally recruitment services will be launched.
- Randstad HR solutions has started activities at a number of small and medium sized clients in Belgium.

randstad holding press release

- We are looking to improve job conditions of temporary foreign staffing employees in the Netherlands by lobbying for an additional chapter to the collective labor agreement for flexworkers. Regulation of primary pay, more cash benefits in exchange for secondary benefits and working hours regulation are key elements.

First quarter results 2004

Revenue totaled € 1,254.1 million, a growth of 3% compared to the same quarter of 2003 (Q1 2003: € 1,217.4 million). Revenue grew organically* by 5%. The revenue growth figure was positively influenced by the effect of an extra working day in the quarter compared to last year. The only market still showing no convincing signs of improvement is the Netherlands. In the first quarter of 2004 the Dutch staffing market declined by another 9% year-over-year. Total revenue in the Netherlands was down by 1% compared to the first quarter of 2003 (organic growth rate -2%), again outperforming the market considerably.
Revenue growth in the other major markets showed a gradual improvement compared to the growth rate in the previous quarter. The year-over-year growth rates amounted to 9% in North America, 10% in Belgium and 15% in Germany. These positive developments were driven by both the effectiveness of Randstad people in their markets and the improved macro-economic climate in most countries in which Randstad is active, leading to an increased demand for flexworkers.

The gross margin amounted to 20.5% (Q1 2003: 20.4%). Positive one-offs relating to social security charges and other wage components included in the gross margin amounted to almost € 4 million. Adjusted for these one-offs the gross margin amounted to 20.2%. As in previous quarters, the decline can mainly be attributed to the year-over-year decline in the gross margin in the Netherlands. Randstad North America's gross margin declined to 17.7%, compared to 18.1% in Q1 2003. This decline resulted from increases in the cost of flexworkers. In some states social insurance charges increased more sharply than expected or were only determined in the course of the quarter, but still effective as from January 1. On the other hand, the Group figure was positively influenced by the gross margin development in Germany (21.4% in Q1 2004 versus 17.9% in Q1 2003).

Total operating expenses declined by 6% to € 234.6 million in the first quarter compared to € 250.6 million in the same quarter of 2003. The improved top line performance and continued focus on operating expenses led to an operating result of € 22.8 million (Q1 2003: € -2.4 million). Lower financial expenses compared to Q1 2003 (€ 1.0 million versus € 2.1 million), added to the higher net income (€ 15.4 million versus a loss of € 3.3 million in Q1 2003).

The average net debt turned into an average net cash position, mainly due to a refund of income taxes paid in previous years. Free cash flow also improved because of better operating results. At the end of the quarter the net cash position amounted to € 80.0 million.

*Growth in local currency excluding the effect of acquisitions.

First quarter results by segment

Mass-customized Europe: strong improvement in profitability

Revenue amounted to € 864.4 million, an increase of 5% (4% organically) compared to the same quarter last year (Q1 2003: € 822.9 million). Gross profit improved by 7% to € 185.9 million. The effect on the operating profit was far larger, because we used the surplus capacity available in the distribution network. In the first quarter of 2004 the operating profit amounted to € 23.8 million, 2.8% of revenue (Q1 2003: 1.1% of revenue).

In almost all markets, market share was gained. In line with the historic recovery pattern, growth in almost all markets was driven primarily by the demand for blue-collar workers. However, in Belgium the clerical sector performed more strongly than the industrial segment. In the Netherlands the market for technical and industrial personnel showed some signs of improvement. The medical sector and clerical market remained under pressure. The gross margin in the Netherlands amounted to 24.9%. Corrected for the earlier mentioned non-recurring items, an adjusted gross margin of 24.1% was realized (Q1 2003: 24.7%).

randstad holding press release

Randstad Portugal and Italy again were the strongest growers, with growth figures of approximately 30% in Italy and over 75% in Portugal. Although both operating companies are still small in terms of contribution to total Group revenue, solid market positions have been achieved in these two countries through the organic growth model.

In-house services Europe: strong demand in industry and logistics
In Europe, in-house services revenue grew by 14% to € 97.3 million in comparison to the same quarter in 2003 (Q1 2003: € 85.5 million). The operating margin amounted to 2.5% (0.2% in Q1 2003). In the Netherlands, Capac showed some growth and therefore strongly outperformed the Dutch market (which was down by 9%). The other countries showed high growth, mostly achieved at new clients and to a limited extent through transfer of clients from Randstad's regular branch network.

Mass-customized and in-house services North America: white collar segment starting to improve
The staffing market in North America showed a gradual, but consistent recovery trend throughout the quarter. Total Randstad revenue in this market grew year-over-year by 9% in local currency, an acceleration of the growth after the year-over-year growth of 2% in the fourth quarter of 2003.

Total operating result for Randstad North America ended at a small loss of € 0.6 million. After the successful price increases introduced during 2003, new gross margin pressure materialized due to increased social insurance costs. The gross margin amounted to 17.7% (18.1% in Q1 2003). Revenue growth is no longer primarily triggered by the industrial sector, demand for clerical staff is also improving, as is permanent placement business.

In North America, Randstad has been operating the in-house services concept for one year now. In total 24 accounts are now active. In-house services operations in North America are at break-even.

Yacht: profitable
Total revenue declined by 7% to € 52.0 million (Q1 2003: € 55.8 million). Yacht's gross margin improved to 28.7% (27.8% in Q1 2003) and an operating profit of € 1.7 million remained. The operating margin thus amounted to 3.3%, compared to a negative operating margin of 0.9% in the first quarter of 2003.

Outlook

Assuming current market trends will continue, we anticipate diluted earnings per ordinary share (before goodwill amortization) to amount to at least € 0.20 in the second quarter of 2004. This implies an improvement of 100% compared to the diluted earnings per ordinary share of € 0.10 realized in the same quarter of 2003.

Financial agenda 2004-2005

General Meeting of Shareholders	May 12, 2004
Publication second quarter results	August 4, 2004
Publication third quarter results	November 3, 2004
Publication fourth quarter results	February 17, 2005
Publication first quarter results	May 4, 2005
General Meeting of Shareholders	May 10, 2005

Certain statements in this document concern prognoses about the future financial condition and the results of operations of Randstad Holding as well as certain plans and objectives. Obviously, such prognoses involve risks and a degree of uncertainty since they concern future events and depend on circumstances that will apply then. Many factors may contribute to the actual results and developments differing from the prognoses made in this document. These factors include general economic conditions, a shortage on the job market, changes in the demand for (flexible) personnel, changes in employment legislation, future currency and interest fluctuations, future takeovers, acquisitions and disposals and the rate of technological developments. These prognoses therefore apply only on the date on which the document was compiled.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe and North America. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for

employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht , Capac Inhouse Services, Tempo-Team, Otter-Westelaken and Profcore. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RSTD NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.

randstad holding press release

Consolidated income statement
(unaudited)

In millions €	Three months ended March 31 2004	2003	Change 2004/2003
Revenue	**1,254.1**	1,217.4	3%
Cost of services	**996.7**	969.2	3%
Gross profit	**257.4**	248.2	4%
Personnel expenses	**158.5**	165.2	
Depreciation tangible fixed assets	**10.4**	13.7	
Amortization goodwill	**1.0**	0.6	
Other operating expenses	**64.7**	71.1	
Total operating expenses	**234.6**	250.6	-6%
Operating profit	**22.8**	-2.4	1,050%
Financial income and expenses	**-1.0**	-2.1	
Income from ordinary operations before taxes	**21.8**	-4.5	
Taxes on income	**-6.4**	1.2	
Net income	**15.4**	-3.3	567%

	2004	2003
Gross margin	**20.5%**	20.4%
EBITDA margin	**2.7%**	1.0%
Operating margin	**1.8%**	-0.2%
Net margin before amortization goodwill	**1.3%**	-0.2%
EPS calculation		
Net income	**15.4**	-3.3
Amortization goodwill (after taxes)	**1.0**	0.6
Net income before amortization goodwill	**16.4**	-2.7
Preferred dividend	**-2.2**	-2.2
Net income for ordinary shareholders before amortization goodwill	**14.2**	-4.9
Net income for ordinary shareholders	**13.2**	-5.5
Earnings per ordinary share (€)	**0.11**	-0.05
Earnings per ordinary share before amortization goodwill (€)	**0.12**	-0.04
Average number of ordinary shares outstanding (mln)	**115.3**	115.3
Diluted earnings per ordinary share (€)	**0.11**	-0.05
Diluted earnings per ordinary share before amortization goodwill (€)	**0.12**	-0.04
Average diluted number of ordinary shares outstanding (mln)	**115.7**	115.3

randstad holding press release

randstad holding press release

Information by segment
(unaudited)

In millions €	2004	2003	Change 2004/2003	Organic change
	Three months ended March 31			
Revenue				
Mass-customized Europe	**864.4**	822.9	5%	**4%**
Mass-customized North America	**234.3**	255.8	-8%	**6%**
In-house services Europe	**97.3**	85.5	14%	**14%**
In-house services North America	**7.7**	-	-	**-**
Yacht	**52.0**	55.8	-7%	**-7%**
Corporate / eliminations	**-1.6**	-2.6		
Total revenue	**1,254.1**	1,217.4	3%	**5%**
Gross profit				
Mass-customized Europe	**185.9**	174.5	7%	**6%**
Mass-customized North America	**41.9**	46.4	-10%	**4%**
In-house services Europe	**13.8**	12.0	15%	**15%**
In-house service North America	**1.0**	-	-	**-**
Yacht	**14.9**	15.5	-4%	**-4%**
Corporate / eliminations	**-0.1**	-0.2		
Total gross profit	**257.4**	248.2	4%	**6%**
Operating profit				
Mass-customized Europe	**23.8**	9.3	156%	**153%**
Mass-customized North America	**-0.6**	-6.2	90%	**76%**
In-house services Europe	**2.4**	0.2	1,100%	**1,100%**
In-house services North America	**0.0**	-	-	**-**
Yacht	**1.7**	-0.5	440%	**440%**
Corporate / eliminations	**-4.5**	-5.2		
Total operating profit	**22.8**	-2.4	1,050%	**1,038%**

randstad holding press release

Information by geography
(unaudited)

In millions €	2004	2003	Change 2004/2003	Organic change
	Three months ended March 31			
Revenue				
Netherlands	**485.1**	492.2	-1%	-2%
Germany	**130.5**	113.6	15%	15%
Belgium/Luxembourg	**143.8**	130.2	10%	10%
France	**86.6**	78.3	11%	9%
Spain	**80.7**	71.3	13%	13%
United Kingdom	**36.8**	35.6	3%	5%
Italy	**32.8**	25.5	29%	29%
Other European counties	**15.8**	14.9	6%	9%
North America	**242.0**	255.8	-5%	9%
Total	**1,254.1**	1,217.4	3%	5%
Gross profit (% on revenue)				
Netherlands	**24.9%**	24.7%		
Germany	**21.4%**	17.9%		
Belgium/Luxembourg	**17.3%**	16.9%		
France	**13.3%**	14.3%		
Spain	**15.9%**	16.4%		
United Kingdom	**19.8%**	18.8%		
Italy	**18.6%**	18.8%		
Other European countries	**20.3%**	22.1%		
North America	**17.7%**	18.1%		
Total	**20.5%**	20.4%		

randstad holding press release

Consolidated balance sheet
(unaudited)

In millions €	March 31, 2004	March 31, 2003	December 31, 2003
Intangible fixed assets	12.5	8.0	12.9
Tangible fixed assets	108.5	132.2	113.3
Financial fixed assets	378.3	367.9	372.1
Fixed assets	499.3	508.1	498.3
Receivables	963.4	961.4	990.9
Cash and cash equivalents	256.9	143.2	185.6
Current assets	1,220.3	1,104.6	1,176.5
Current liabilities	744.3	712.7	732.0
Working capital	476.0	391.9	444.5
Capital employed	975.3	900.0	942.8
Long-term debt	123.6	201.0	123.6
Provisions	478.2	377.6	465.4
Shareholders' equity	373.5	321.4	353.8
	975.3	900.0	942.8

Operating working capital	281.0	333.6	347.8
Operating capital employed	389.5	465.8	461.1
Interest-bearing debt	176.9	277.3	203.9
Net cash / (debt)	80.0	-134.1	-18.3
Balance sheet total	1,719.6	1,612.7	1,674.8

Consolidated cash flow statement
(unaudited)

In millions €	Three months ended March 31 2004	2003
Operating profit	**22.8**	-2.4
Depreciation tangible fixed assets	**10.4**	13.7
Amortization goodwill	**1.0**	0.6
Provisions	**-2.9**	-2.0
Income taxes received / (paid)	**68.3**	-0.5
Cash flow from operations before operating working capital	**99.6**	9.4
Current receivables	**-31.9**	29.4
Current non-interest bearing liabilities	**40.6**	8.6
Operating working capital	**8.7**	38.0
Cash flow from operations	**108.3**	47.4
Investments in tangible fixed assets	**-8.7**	-5.7
Disposal of real estate 2002	**-**	34.5
Disposal of tangible fixed assets	**3.8**	0.5
Acquisition of group companies	**-0.8**	-1.8
Cash flow from investments	**-5.7**	27.5
Free cash flow	**102.6**	74.9
Long-term debt	**-0.6**	-3.8
Financial fixed assets	**-2.1**	-0.8
Short-term interest-bearing debt	**-28.0**	-133.6
Financing	**-30.7**	-138.2
Financial income and expenses	**-1.0**	-2.1
Reimbursement to financiers	**-1.0**	-2.1
Cash flow from financing	**-31.7**	-140.3
Translation differences	**0.2**	-0.2
Net cash flow	**71.1**	-65.6
Changes in cash through acquisition of group companies	**0.2**	-
Changes in cash and cash equivalents	**71.3**	-65.6

randstad holding press release

Changes in shareholders' equity
(unaudited)

In millions €

	2004	2003
January 1	**353.8**	334.5
Net income for the period	**15.4**	-3.3
Translation differences	**4.3**	-9.8
March 31	**373.5**	321.4

randstad holding

Randstad Q2 results: earnings per share (before amortization goodwill) tripled to € 0.31, organic* revenue growth of 11%

Highlights Q2

- Organic growth strategy is yielding results: double digit growth in major markets and market share gained through focused execution of standardized market approach
- Net income up by 183% to € 37.1 million (Q2 2003: € 13.1 million)
- First revenue growth in the Netherlands in four years
- Productivity up 12% from Q2 2003
- Operating expenses down to 17.5% of revenue (Q2 2003: 19.1%)
- Gross margin is 20.9% after adjustment for the release of a provision of € 5 million (Q2 2003: 20.8%)
- Total specialty revenue in business mix currently 25%. Specialty roll-out in 'copy and paste' format gaining speed: 20 new units operational
- Outlook Q3 2004: diluted earnings per share before amortization goodwill of at least € 0.38 (Q3 2003: € 0.24)

"I'm very proud of all the people in our organization" says Ben Noteboom, CEO Randstad Holding. "We tripled our profitability, with a good gross margin performance from Germany. Equally important is that we have grown faster than the market in almost every area, with very good performances in Italy, Spain and Belgium. Whether it is for specialty concept introductions, new HR solutions products, or online transactions: the results are quite encouraging, and our clients recognize the added value. After our initial experiences in Poland, we are now studying further expansion in Eastern Europe and Asia. And finally, we are now also showing some growth in the Netherlands. Throughout the quarter, overall performance kept improving slowly but surely, and we're confident about our ability to maintain this performance."

In millions of €	Q2 2004	Q2 2003	Ytd 2004	Ytd 2003
Revenue	**1,403.2**	1,276.6	**2,657.3**	2,494.0
Organic growth '	***11%***		***8%***	
Operating expenses	**245.3**	244.1	**479.9**	494.7
Operating profit	**53.0**	20.8	**75.8**	18.4
Net income	**37.1**	13.1	**52.5**	9.8
In €				
Diluted earnings per ordinary share before amortization goodwill	**0.31**	0.10	**0.43**	0.06

Second quarter and half-year results 2004

Revenue totaled € 1,403.2 million, up 10% from the same quarter last year (Q2 2003: 1,276.6 million). Adjusted for currency fluctuations and acquisition effects, 11% growth was realized. Year-to-date revenue growth amounted to 7% (organic 8%). High (organic) revenue growth was realized in Italy (42%), Spain (31%), Belgium (18%), North America (14%) and Germany (14%).

The other countries also showed considerable growth, and in the Netherlands revenue grew by a modest 2% - the first growth in four years. Randstad gained market share in all markets, except Switzerland.

Included in the gross margin for the second quarter is the release of a provision (€ 5 million) relating to wage tax risks in the Netherlands. Corrected for this release, a gross margin of 20.9% was realized in Q2. Even though some commercial margin pressure continues to exist, the normal seasonal pattern is visible. The gross margin improved sequentially (Q1 2004: 20.5%). In the Netherlands, the adjusted gross margin declined slightly in Q2 to 24.7% (Q2 2003: 25.2%). Adjusted for currency fluctuations and acquisition effects, year-to-date Group gross profit improved by 9% and amounted to € 555.7 million.

Operating expenses were nearly flat compared to Q2 2003 (€ 245.3 million versus € 244.1 million). Total headcount is down by an average of 330 FTE compared to Q2 last year. Personnel costs increased compared to Q2 2003 due to both higher performance-related bonus accruals and annual salary increases. The Group has increased investments in growth areas (people and branches), specialties (now 25% of revenue) and new products and markets. Marketing efforts have also increased in line with the strategic objective of strengthening the brands. IT expenses continued to move downwards. The year-to-date operating expenses were 3% below prior year (€ 479.9 million compared to € 494.7 million).

Consistent with the improvement in operating profit, cash flow from operations before operating working capital increased in the second quarter to € 58.9 million (Q2 2003: 37.7 million). Trade receivables increased in line with stronger revenue development. The average DSO in the quarter was 55 days (Q2 2003: 56 days). Cash flow from operations amounted to a negative € 35.7 million (a negative € 32.5 million in Q2 2003), which was according to the normal seasonal pattern. The second quarter includes payments of holiday allowances and dividend payments. On June 30, 2004 net debt was € 1.5 million (June 30, 2003: € 204.8 million).

Results by segment

Mass-customized Europe: leverage effect fully visible

In Q2, mass-customized revenue grew organically by 10% to € 955.9 million (€ 861.9 million in Q2 2003). Gross profit increased organically by 13% to € 216.8 million, while operating profit improved organically by 82% to € 50.3 million from € 27.6 million, with a corresponding operating margin of 5.3% (3.2% in Q2 2003). This leverage effect was achieved through the use of the available surplus capacity in our branch network. Although surplus capacity still remains, in a number of countries new corporate personnel is being hired to meet increased demand. In line with our aim to increase the level of specialty revenue in our business mix, 20 new specialty units were started.

In-house services Europe: increasing efficiency

The in-house services concept is experiencing strong demand in all markets. The uniqueness of the concept and the overall economic recovery are driving this growth. Revenue totaled € 114.8 million (Q2 2003: € 101.3 million), an organic increase of 13%. Pricing pressure somewhat muted the improvement in gross profit, which grew organically by 10% to € 15.5 million

(Q2 2003: € 14.1 million). However, as a result of improved operational efficiency, operating profit more than doubled (€ 3.8 million compared to € 1.5 million in Q2 2003).

Mass-customized and in-house services North America: strong revenue growth, gross margin 18.1%

Revenue growth accelerated in our north american operations to 14% year-over-year in local currency, following growth of 9% in the first quarter. The administrative segment showed growth, as did our specialty business and permanent placement business. The strongest growth was realized in our light-industrial business. Changes in the business mix and higher social insurance costs compared to 2003 continued to impact the gross margin, which amounted to 18.1% (Q2 2003: 18.3%), with a sequential improvement of 0.4%-point (Q1 2004: 17.7%). The operating result improved significantly, from a loss of € 1.8 million in Q2 2003 to a profit of € 2.7 million in Q2 2004.

Yacht: profitability strengthened, turning the corner into growth

For the first time in three years, Yacht's revenue exceeded last year's level. Revenue totaled € 53.8 million (Q2 2003: € 53.1 million), a growth of 1%. This revenue turnaround is due to increased demand in the engineering and finance segments. The gross margin for Q2 was 28.1% and the operating margin was 4.3% (Q2 2003: 23.9% and a negative 3.2%, respectively).

Other developments

As part of its expansion strategy, Randstad has moved into Eastern Europe. In the second quarter, the first flexworkers began working for Randstad Poland. Randstad Hungary will commence operations shortly. Opportunities are also being explored in Asia.

The launch of HR solutions in Belgium has been very successful, and we are gaining new clients every week. In the Netherlands, the development of new services is in progress, and an HR scan was developed to analyze the efficiency of our clients' HR departments.

During the second quarter it became clear that most likely it will be possible to finalize the liquidation of terminated activities before year-end. This will result in a tax profit of € 10-15 million in Q4 2004. Consequently, in that case the estimated 2004 tax rate will be approximately 22-24%.

The overall economy of the United States shows signs of robust recovery, and prospects for Randstad North America are improving. If these developments continue, it is anticipated that a reassessment of the valuation of deferred tax assets relating to Randstad North America will become necessary in 2005. In that case, the tax burden is expected to be approximately 19-21% in both 2005 and 2006.

In 2005, Randstad Holding will adopt the International Financial Reporting Standards (IFRS). Based on the information that is currently available, some issues that will affect Randstad have been identified. These were already described in our 2003 annual report. Except for the presentation of the preferred shares, the overall impact on the Randstad balance sheet and income statement is not likely to be significant. Further information can be found on our website: www.randstad.com.

VSO

Randstad has signed a partnership with VSO (Voluntary Service Overseas), an international development organization that works through volunteers. VSO does not send food or money, but takes a people to people approach. VSO places volunteers from a wide range of professions. By mobilizing the resources of both parties, the Randstad Group and VSO aim to create synergies between their core competences. With Randstad's help, VSO will be able to increase its ability to recruit and place volunteers with local partners in developing countries. There are also opportunities for Randstad employees and flexworkers to become actively involved in the partnership by volunteering for VSO themselves and by participating in fundraising activities to support VSO's work.

Outlook

Assuming current market trends will continue, we anticipate diluted earnings per ordinary share (before amortization goodwill) to amount to at least € 0.38 in the third quarter of 2004 (Q3 2003: € 0.24).

Financial agenda

Publication third quarter results
November 3, 2004

Publication fourth quarter results
February 17, 2005

Publication first quarter results
May 4, 2005

General Meeting of Shareholders
May 10, 2005

Conference call

Today, at 13.00 CET, Randstad Holding will host an analyst meeting. Invitations have been issued to participants. It is also possible to dial in to the meeting on telephone number + 31 (0)20 796 5012. A replay of the presentation and the Q & A will be available on our website as of Thursday, August 5.

Certain statements in this document concern prognoses about the future financial condition and the results of operations of Randstad Holding as well as certain plans and objectives. Obviously, such prognoses involve risks and a degree of uncertainty since they concern future events and depend on circumstances that will apply then. Many factors may contribute to the actual results and developments differing from the prognoses made in this document. These factors include general economic conditions, a shortage on the job market, changes in the demand for (flexible) personnel, changes in employment legislation, future currency and interest fluctuations, future takeovers, acquisitions and disposals and the rate of technological developments. These prognoses therefore apply only on the date on which the document was compiled.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe and North America. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht , Capac Inhouse Services, Tempo-Team, Otter-Westelaken and Profcore. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RSTD NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.

Consolidated income statement
(unaudited)

	Three months ended June 30			**Six months ended June 30**		
In millions €	**2004**	2003	Change 2004/2003	**2004**	2003	Change 2004/2003
Revenue	**1,403.2**	1,276.6	10%	**2,657.3**	2,494.0	7%
Cost of services	**1,104.9**	1,011.7	9%	**2,101.6**	1,980.9	6%
Gross profit	**298.3**	264.9	13%	**555.7**	513.1	8%
Personnel expenses	**162.8**	161.1		**321.3**	326.3	
Depreciation tangible fixed assets	**10.6**	12.9		**21.0**	26.6	
Amortization goodwill	**0.9**	0.5		**1.9**	1.1	
Other operating expenses	**71.0**	69.6		**135.7**	140.7	
Total operating expenses	**245.3**	244.1	0%	**479.9**	494.7	-3%
Operating profit	**53.0**	20.8	155%	**75.8**	18.4	312%
Financial income and expenses	**-0.5**	-1.9		**-1.5**	-4.0	
Income from ordinary operations before taxes	**52.5**	18.9		**74.3**	14.4	
Taxes on income	**-15.4**	-5.8		**-21.8**	-4.6	
Net income	**37.1**	13.1	183%	**52.5**	9.8	436%
Gross margin	**21.3%**	20.8%		**20.9%**	20.6%	
EBITDA margin	**4.6%**	2.7%		**3.7%**	1.8%	
Operating margin	**3.8%**	1.6%		**2.9%**	0.7%	
Net margin before amortization goodwill	**2.7%**	1.1%		**2.0%**	0.4%	
EPS calculation						
Net income	**37.1**	13.1		**52.5**	9.8	
Amortization goodwill (after taxes)	**0.9**	0.5		**1.9**	1.1	
Net income before amortization goodwill	**38.0**	13.6		**54.4**	10.9	
Preferred dividend	**2.1**	2.1		**4.3**	4.3	
Net income for ordinary shareholders before amortization goodwill	**35.9**	11.5		**50.1**	6.6	
Net income for ordinary shareholders	**35.0**	11.0		**48.2**	5.5	
Earnings per ordinary share (€)	**0.30**	0.10		**0.42**	0.05	
Earnings per ordinary share before amortization goodwill (€)	**0.31**	0.10		**0.43**	0.06	
Average number of ordinary shares outstanding (mln)	**115.3**	115.3		**115.3**	115.3	
Diluted earnings per ordinary share (€)	**0.30**	0.10		**0.42**	0.05	
Diluted earnings per ordinary share before amortization goodwill (€)	**0.31**	0.10		**0.43**	0.06	
Average diluted number of ordinary shares outstanding (mln)	**115.7**	115.3		**115.7**	115.3	

Information by segment
(unaudited)

In millions €	Three months ended June 30 2004	2003	Change 2004/2003	Organic change
Revenue				
Mass-customized Europe	**955.9**	861.9	11%	10%
Mass-customized North America	**271.0**	261.0	4%	10%
In-house services Europe	**114.8**	101.3	13%	13%
In-house services North America	**10.8**	-	-	-
Yacht	**53.8**	53.1	1%	1%
Corporate / eliminations	**-3.1**	-0.7		
Total revenue	**1,403.2**	1,276.6	10%	11%
Gross profit				
Mass-customized Europe	**216.8**	190.4	14%	13%
Mass-customized North America	**49.6**	47.8	4%	10%
In-house services Europe	**15.5**	14.1	10%	10%
In-house services North America	**1.3**	-	-	-
Yacht	**15.1**	12.7	19%	19%
Corporate / eliminations	**0.0**	-0.1		
Total gross profit	**298.3**	264.9	13%	13%
Operating profit				
Mass-customized Europe	**50.3**	27.6	82%	82%
Mass-customized North America	**2.7**	-1.8	250%	261%
In-house services Europe	**3.8**	1.5	153%	153%
In-house services North America	**0.0**	-	-	-
Yacht	**2.3**	-1.7	235%	235%
Corporate / eliminations	**-6.1**	-4.8		
Total operating profit	**53.0**	20.8	155%	155%

	Six months ended June 30 2004	2003	Change 2004/2003	Organic change
Revenue				
Mass-customized Europe	**1,820.3**	1,684.8	8%	7%
Mass-customized North America	**505.3**	516.8	-2%	8%
In-house services Europe	**212.1**	186.8	14%	14%
In-house services North America	**18.5**	-	-	-
Yacht	**105.8**	108.9	-3%	-3%
Corporate / eliminations	**-4.7**	-3.3		
Total revenue	**2,657.3**	2,494.0	7%	8%
Gross profit				
Mass-customized Europe	**402.7**	364.9	10%	9%
Mass-customized North America	**91.5**	94.2	-3%	7%
In-house services Europe	**29.3**	26.1	12%	12%
In-house services North America	**2.3**	-	-	-
Yacht	**30.0**	28.2	6%	6%
Corporate / eliminations	**-0.1**	-0.3		
Total gross profit	**555.7**	513.1	8%	9%
Operating profit				
Mass-customized Europe	**74.1**	36.9	101%	100%
Mass-customized North America	**2.1**	-8.0	126%	136%
In-house services Europe	**6.2**	1.7	265%	265%
In-house services North America	**0.0**	-	-	-
Yacht	**4.0**	-2.2	282%	282%
Corporate / eliminations	**-10.6**	-10.0		
Total operating profit	**75.8**	18.4	312%	310%

Information by geography
(unaudited)

In millions €	Three months ended June 30			
	2004	2003	Change 2004/2003	Organic change
Revenue				
Netherlands	**516.2**	506.4	2%	1%
Germany	**144.7**	127.4	14%	14%
Belgium/Luxembourg	**161.8**	136.8	18%	18%
France	**100.4**	90.1	11%	9%
Spain	**98.8**	75.5	31%	31%
United Kingdom	**40.3**	35.2	14%	9%
Italy	**39.8**	28.0	42%	42%
Other European countries	**19.4**	16.2	20%	21%
North America	**281.8**	261.0	8%	14%
Total revenue	**1,403.2**	1,276.6	10%	11%
Gross profit (% on revenue)				
Netherlands	**25.7%**	25.2%		
Germany	**26.1%**	19.5%		
Belgium/Luxembourg	**18.4%**	17.2%		
France	**13.3%**	14.3%		
Spain	**15.0%**	16.0%		
United Kingdom	**19.4%**	19.9%		
Italy	**19.1%**	19.3%		
Other European countries	**18.6%**	22.2%		
North America	**18.1%**	18.3%		
Total gross profit	**21.3%**	20.8%		

	Six months ended June 30			
	2004	2003	Change 2004/2003	Organic change
Revenue				
Netherlands	**1,001.3**	998.6	0%	-1%
Germany	**275.2**	241.0	14%	14%
Belgium/Luxembourg	**305.6**	267.0	14%	14%
France	**187.0**	168.4	11%	9%
Spain	**179.5**	146.8	22%	22%
United Kingdom	**77.1**	70.8	9%	7%
Italy	**72.6**	53.5	36%	36%
Other European countries	**35.2**	31.1	13%	15%
North America	**523.8**	516.8	1%	11%
Total revenue	**2,657.3**	2,494.0	7%	8%
Gross profit (% on revenue)				
Netherlands	**25.3%**	25.0%		
Germany	**23.8%**	18.7%		
Belgium / Luxembourg	**17.9%**	17.0%		
France	**13.3%**	14.3%		
Spain	**15.4%**	16.2%		
United Kingdom	**19.6%**	19.4%		
Italy	**18.9%**	19.1%		
Other European countries	**19.3%**	22.2%		
North America	**17.9%**	18.2%		
Total gross profit	**20.9%**	20.6%		

Consolidated balance sheet
(unaudited)

In millions €	June 30, 2004	June 30, 2003	December 31, 2003
Intangible fixed assets	**11.6**	7.4	12.9
Tangible fixed assets	**108.0**	127.8	113.3
Financial fixed assets	**388.1**	359.3	372.1
Fixed assets	**507.7**	494.5	498.3
Receivables	**1,059.2**	1,005.7	990.9
Cash and cash equivalents	**204.8**	94.7	185.6
Currents assets	**1,264.0**	1,100.4	1,176.5
Current liabilities	**784.6**	698.6	732.0
Working capital	**479.4**	401.8	444.5
Capital employed	**987.1**	896.3	942.8
Long-term debt	**123.4**	200.8	123.6
Provisions	**481.1**	392.4	465.4
Shareholders' equity	**382.6**	303.1	353.8
	987.1	896.3	942.8

Operating working capital	**357.5**	405.8	347.8
Operating capital employed	**465.5**	533.6	461.1
Interest-bearing debt	**206.3**	299.5	203.9
Net debt	**1.5**	204.8	18.3
Balance sheet total	**1,771.7**	1,594.9	1,674.8

Consolidated cash flow statement
(unaudited)

In millions €	Three months ended June 30 2004	Three months ended June 30 2003	Six months ended June 30 2004	Six months ended June 30 2003
Operating profit	**53.0**	20.8	**75.8**	18.4
Depreciation tangible fixed assets	**10.6**	12.9	**21.0**	26.6
Amortization goodwill	**0.9**	0.5	**1.9**	1.1
Provisions	**-9.4**	6.0	**-12.3**	4.0
Income taxes received / (paid)	**3.8**	-2.5	**72.1**	-3.0
Cash flow from operations before operating working capital	**58.9**	37.7	**158.5**	47.1
Current receivables	**-112.6**	-47.7	**-144.5**	-18.3
Current non-interest bearing liabilities	**18.0**	-22.5	**58.6**	-13.9
Operating working capital	**-94.6**	-70.2	**-85.9**	-32.2
Cash flow from operations	**-35.7**	-32.5	**72.6**	14.9
Investments in tangible fixed assets	**-10.3**	-10.4	**-19.0**	-16.1
Disposal of real estate 2002	**-**	-	**-**	34.5
Disposal of tangible fixed assets	**0.2**	0.5	**4.0**	1.0
Acquisition of group companies	**-**	-	**-0.8**	-1.8
Cash flow from investments	**-10.1**	-9.9	**-15.8**	17.6
Free cash flow	**-45.8**	-42.4	**56.8**	32.5
Long-term debt	**0.3**	-0.2	**-0.3**	-4.0
Financial fixed assets	**1.9**	-	**-0.2**	-0.8
Short-term interest-bearing debt	**29.3**	24.4	**1.3**	-109.2
Financing	**31.5**	24.2	**0.8**	-114.0
Financial income and expenses	**-0.5**	-1.9	**-1.5**	-4.0
Dividend paid on ordinary shares	**-28.8**	-19.6	**-28.8**	-19.6
Dividend paid on preferred shares B	**-8.6**	-8.6	**-8.6**	-8.6
Reimbursement to financiers	**-37.9**	-30.1	**-38.9**	-32.2
Cash flow from financing	**-6.4**	-5.9	**-38.1**	-146.2
Translation differences	**0.1**	-0.2	**0.3**	-0.4
Net cash flow	**-52.1**	-48.5	**19.0**	-114.1
Changes in cash through acquisitions of group companies	**-**	-	**0.2**	-
Changes in cash and cash equivalents	**-52.1**	-48.5	**19.2**	-114.1

Changes in shareholders' equity
(unaudited)

In millions €	2004	2003
April 1	**373.5**	321.4
Net income for the period	**37.1**	13.1
Translation differences	**0.8**	-11.8
Dividend paid on ordinary shares	**-28.8**	-19.6
June 30	**382.6**	303.1

Changes in shareholders' equity

In millions €	2004	2003
January 1	**353.8**	334.5
Net income for the period	**52.5**	9.8
Translation differences	**5.1**	-21.6
Dividend paid on ordinary shares	**-28.8**	-19.6
June 30	**382.6**	303.1

Copyright © 2004 Randstad Holding NV

ր randstad holding

Randstad and VSO announce partnership to help world's poorest

International development charity VSO (Voluntary Service Overseas) and the Randstad Group, international specialist in human resources services, will today announce a major new partnership. As part of the agreement, Randstad will commit € 1 million to help fund VSO's work over the next three years. More importantly, we will use our influence and network across Europe and North America to help recruit more volunteers and help VSO to raise additional funds.

The extra income and Randstad's promotion of VSO to staff, flexworkers and clients will vastly increase the charity's ability to recruit volunteers and place them with local partners in developing countries during the initial three years of the partnership.

VSO and Randstad share a common core activity, working to provide companies and organizations with the right people, who have the right skills, in the right place and time. In particular, Randstad's support will help VSO meet an increased demand for business and management skills in developing countries.

"The partnership is excellent news for both VSO and Randstad," says VSO's Chief Executive Mark Goldring. "Most importantly, it will bring vital professional support to organizations in some of the world's poorest countries. Business and IT professionals are already working with VSO on a wide range of projects, from providing help to groups fighting the HIV and AIDS pandemic in Africa to setting up micro-finance projects in villages in Papua New Guinea. Randstad's support will ensure this essential work can continue and grow further."

Randstad's CEO Ben Noteboom adds: "Randstad's support of VSO shows that we are not only committed to being a human resources specialist, but that we can also use our core competence to make a tangible difference to the world's poor. Our ultimate goal of helping VSO to send out many hundreds of additional volunteers will improve conditions for many thousands of people. We are excited by this opportunity to build a relationship and hope that Randstad's employees will be able to work on VSO placements themselves."

The partnership is to be formally announced today at Forum 2004 in Barcelona. The theme of the forum is sustainability and global corporation. The launch will be attended by His Highness Bernhard jr., Prince of the Netherlands, Randstad's CEO Ben Noteboom, the Mayor of Barcelona Mr. Joan Clos, and VSO's Chief Executive Mark Goldring. The Forum will be open to journalists from all over Europe. Forum 2004 is a major event on Barcelona's cultural calendar and is staffed by Randstad's own flexworkers.

Note to the editor

For more information: VSO International Adam Bowers Phone: +44 (0)20 8780 7265 E-mail: adam.bowers@vso.org.uk.

VSO (Voluntary Service Overseas) is the world's largest international development charity that works through volunteers. VSO has over 1,600 volunteers working in 44 different countries. Business and Management volunteers are central to VSO's work, and almost a quarter of the charity's planned departures for this financial year fall within the business sector. In the five years to 2003, the number of business and management professionals who volunteered with VSO more than doubled from 83 to 173. A further 30% growth in requests from overseas partners this financial year means that 223 volunteers are needed to take up positions over the next 12 months. With an average age of 38, VSO's volunteers hold a wealth of professional knowledge and experience across a broad range of sectors. For more information about VSO, see www.vso.org.uk.

Copyright © 2004 Randstad Holding NV